UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OXIS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

691829402
(CUSIP Number)
Istvan Benko, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 553-4441
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 23, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	691829402
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Theorem Group, LLC
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.SEC Use Only
4.Source of Funds (See Instructions)	WC
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power	0
8.Shared Voting Power	251,100,000 (1)
9.Sole Dispositive Power	0
10.Shared Dispositive Power	251,100,000 (1)
11.Aggregate Amount Beneficially Owned by Each Reporting Person	251,100,000 (1)
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11)	62.7%
14.Type of Reporting Person (See Instructions)
PN

 (1) Theorem Group, LLC (“Theorem”) owns 25,000 shares of Series H Convertible Preferred Stock (the “Series H Preferred Stock”), which are currently convertible into 2,500,000 shares of common stock. Although Theorem is entitled to a number of votes equal to the number of shares of common stock the Series H Preferred Stock could, at such time, be converted into, multiplied by 100, Theorem is not permitted to convert such shares since it beneficially owns more than 9.9% of the Issuer’ s outstanding common stock. The terms of the convertible debenture and the warrants beneficially owned by Theorem do not permit conversion or exercise, as the case may be, if, following such conversion or exercise, Theorem would beneficially own more than 4.99% of the Issuer’s outstanding common stock. Under the terms of the convertible debenture, however, the Series H Preferred Stock voting rights are excluded from the calculation of beneficial ownership. As such, the number of shares reported on this cover page reflect only the shares of common stock issuable under the convertible debenture and the Series H Preferred Stock voting power.  Theorem beneficially owns less than 4.99% of the Issuer’s outstanding common stock (excluding the special voting rights of the Series H Preferred Stock).

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CUSIP No.	691829402
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anshuman Dube
2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.SEC Use Only
4.Source of Funds (See Instructions)	AF
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power	0
8.Shared Voting Power	251,100,000 (1)
9.Sole Dispositive Power	0
10.Shared Dispositive Power	251,100,000 (1)
11.Aggregate Amount Beneficially Owned by Each Reporting Person	251,100,000 (1)
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11)	62.7%
14.Type of Reporting Person (See Instructions)
IN

(1) Mr. Dube does not own any securities in the Issuer directly.  The securities reflected on this page are directly owned by Theorem Group, LLC (“Theorem”). Theorem owns 25,000 shares of Series H Convertible Preferred Stock (the “Series H Preferred Stock”), which are currently convertible into 2,500,000 shares of common stock. Although Theorem is entitled to a number of votes equal to the number of shares of common stock the Series H Preferred Stock could, at such time, be converted into, multiplied by 100, Theorem is not permitted to convert such shares since it beneficially owns more than 9.9% of the Issuer’ s outstanding common stock. The terms of the convertible debenture and the warrants beneficially owned by Theorem do not permit conversion or exercise, as the case may be, if, following such conversion or exercise, Theorem would beneficially own more than 4.99% of the Issuer’s outstanding common stock. Under the terms of the convertible debenture, however, the Series H Preferred Stock voting rights are excluded from the calculation of beneficial ownership. As such, the number of shares reported on this cover page reflect only the shares of common stock issuable under the convertible debenture and the Series H Preferred Stock voting power.  Theorem beneficially owns less than 4.99% of the Issuer’s outstanding common stock (excluding the special voting rights of the Series H Preferred Stock).

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EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of Oxis International, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D as set forth below:

ITEM 4.                      PURPOSE OF TRANSACTION.

The fifth paragraph of Item 4 is replaced with the following paragraph:

In connection with the purchase of the Convertible Debenture, the Issuer also issued to Theorem two warrants: (1) the Series A Warrant to purchase up to 900,000 shares of Common Stock at an exercise price of $0.0625 per share (the “Series A Warrant”), and (2) the Series B warrant to purchase up to 900,000 shares of Common Stock at an exercise price of $0.0750 per share (the “Series B Warrant”), provided that following such exercise, the holder and its affiliates would beneficially own more than 4.99% of the Issuer’s then issued and outstanding shares of common stock. This limitation may be waived upon 61 days’ prior notice to the Issuer, provided that in no event shall the limitation exceed 9.99%.  Both warrants expire on September 30, 2014.

Item 4 is further amended with the addition of the following:

Effective December 23, 2010, the terms of the Convertible Debenture were amended to exclude from the beneficial ownership calculation the special voting rights granted under the Series H Preferred Stock.  Excluding the aforementioned special voting rights, Theorem beneficially owned less than 4.99% of the Issuer’s then outstanding shares of Common Stock. On December 23, 2010, Theorem converted $35,000 of principal amount of the Convertible Debenture into 700,000 shares of Common Stock. Theorem subsequently sold 339,900 shares of Common Stock on the open market at $0.13 per share on December 23, 2010, and sold 360,100 shares of Common Stock on the open market at $0.1311 per share on December 27, 2010.

The Reporting Persons do not currently intend to make any changes to the present board of directors or management of the Issuer.  However, the Reporting Persons do intend to assist the Issuer in (i) identifying potential additional directors and officers, (ii) identifying and evaluating possible corporate transactions that the Issuer may consider effecting with unaffiliated third parties, and (iii) identifying third party investment bankers and placement agents to assist the Issuer in effecting future fund raising activities.  The amount of involvement, if any, of the Reporting Persons in any such future transactions between the Issuer and third parties will depend upon various factors and is currently uncertain.  However, the Reporting Persons do not anticipate making any disclosures in connection with their participation in, or assistance with the review and evaluation of such possible transactions separate and apart from relevant disclosures by the Issuer.

With the exception of the aforementioned, the Reporting Persons do not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended as follows:

The disclosures in Item 4 above are incorporated by reference into this Item 5.

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As of the date of this filing, Theorem directly owns 25,000 shares of Series H Preferred Stock, the Convertible Debenture in the principal amount of $55,000, the Series A Warrant and the Series B Warrant.

Under the terms of the Series H Preferred Stock, Theorem and Dube currently are entitled to vote 250,000,000 shares of Common Stock.  Under the terms of the Convertible Debenture, as amended, Theorem and Dube are also beneficial owners of the 1,100,000 shares of Common Stock issuable upon conversion of the Convertible Debenture.  Based on the assumption that the Issuer had 149,513,815 shares of Common Stock outstanding, as reported in the Issuer’s Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 20, 2011, Theorem and Dube could vote 62.7% of all voting shares if all currently outstanding shares were to vote.  As a result of the foregoing voting rights granted to Theorem and Dube, they currently have the right to vote more than 9.99% of the voting shares.  Since Theorem cannot convert any of the shares of the Series H Preferred Stock if they would beneficially own more than 9.9% of the currently outstanding shares of Common Stock, the Reporting Persons cannot currently acquire any shares of Common Stock and cannot dispose of any such shares (unless they waive this restriction on 61days notice).  In addition, the Reporting Persons cannot beneficially own more than 4.99% under the terms of the Series A Warrant and the Series B Warrant.  Since the Convertible Debenture has been amended to exclude the special voting rights under the Series H Preferred Stock from the calculation of beneficial ownership, the number of shares listed in lines 8, 10 and 11 of the cover pages only take into account the 1,100,000 shares of Common Stock issuable upon conversion of the Convertible Debenture and the maximum number of votes that can be cast by the Reporting Persons in their capacities as the holders of the Series H Preferred Stock and the Convertible Debenture.

Dube has the sole power to vote or to direct the vote, and the sole power to dispose to direct the disposition of the securities held by Theorem. Aside from the transactions described in Item 4 of this Schedule, neither Reporting Person has purchased or sold any common stock of the Issuer in the 60 days prior to this filing.

To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2011 THEOREM GROUP, LLC By: /s/ Anshuman Dube Anshuman Dube, Managing Director
Dated: March 29, 2011 /s/ Anshuman Dube ANSHUMAN DUBE

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